SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-4982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PARKER RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PARKER-HANNIFIN CORPORATION
6035 PARKLAND BOULEVARD
CLEVELAND, OHIO 44124-4141

Parker Retirement Savings Plan

Index of Financial Statements

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2014 and 2013	3
Notes to Financial Statements	4-13

Supplemental Schedule:
Schedule of Assets (Held at End of Year) at December 31, 2014	14-21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Board of Directors
Parker-Hannifin Corporation
Parker Retirement Savings Plan
Cleveland, Ohio
We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Parker Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Parker Retirement Savings Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ McGladrey LLP
Cleveland, Ohio
June 17, 2015

Parker Retirement Savings Plan

Statements of Net Assets Available for Benefits
At December 31, 2014 and 2013

(Dollars in Thousands)	2014	2013
ASSETS
Plan investments at fair value	$4,049,475	$4,012,732
Notes receivable from participants	93,497	92,301
Employer contribution receivable	29,226	25,246
Participant contribution receivable	930	375
Total assets	4,173,128	4,130,654
LIABILITIES	—	—
Net assets available for benefits at fair value	4,173,128	4,130,654
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,486)	(4,082)
Net assets available for benefits	$4,164,642	$4,126,572
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
For The Years Ended December 31, 2014 and 2013

(Dollars in Thousands)	2014	2013
ADDITIONS
Participants’ contributions	$140,258	$136,968
Employer contributions	91,993	86,217
Net appreciation in fair value of investments	119,437	860,713
Dividend and interest income on investments	34,312	43,480
Interest income on notes receivable from participants	3,828	3,716
Total additions	389,828	1,131,094
DEDUCTIONS
Distributions to participants	350,440	293,476
Trustee fees and other expenses	1,318	354
Total deductions	351,758	293,830
Net increase before transfer	38,070	837,264
Plan transfer	—	9,798
Net increase	38,070	847,062
Net assets available for benefits - beginning of year	4,126,572	3,279,510
Net assets available for benefits - end of year	$4,164,642	$4,126,572
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

1. Summary of Significant Accounting Policies

Investment Valuation
The Parker Retirement Savings Plan’s (the Plan) investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 7 for discussion of fair value measurements). The Plan presents in the Statements of Changes in Net Assets Available for Benefits interest and dividend income and the net appreciation or depreciation in the fair value of its investments which consists of the realized gains and losses from the sale of investments and the unrealized appreciation and depreciation of investments held by the Plan.
Purchases and sales of securities are reflected on a trade-date basis.
Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.
Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the investment fund to which they relate and are netted against dividend and interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan’s assets and Parker-Hannifin Corporation (the Company) pays the remainder.
Risks and Uncertainties
Management believes that the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market or credit risk. However, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits. Participants assume all risk in connection with any decrease in the fair value of any securities in all the funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance companies and banks, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.
Subsequent Events
The Plan has evaluated subsequent events that have occurred through the date these financial statements were issued. No subsequent events occurred that required disclosure in or adjustment to these financial statements.
Other
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements of the Plan are prepared using the accrual method of accounting.
Benefit distributions are recorded when paid.
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." The guidance removes the requirement to categorize all investments within the fair value hierarchy for which the fair value is measured using the net asset value per share practical expedient and to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. The guidance is primarily effective for annual periods beginning after December 15, 2015 although early adoption is permitted. The Plan Administrator is currently evaluating the impact this update will have on the Plan's financial statements. However, the Plan Administrator does not expect any significant changes in the Plan's financial statements as a result of applying this new guidance.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan
General
The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan available to all U.S. domestic regular full-time and part-time non-union employees, and some union employees (if negotiated). Employees are eligible for participation in the Plan the first day of the month following their date of hire and are generally automatically enrolled in the Plan 30 days after their date of hire or rehire. A separate Retirement Income Account (RIA) also exists within the Plan. Some of the Company’s employees participate in the RIA in lieu of participating in a defined benefit plan. Similar to a defined benefit plan, participants do not make contributions to the RIA. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Contributions
Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 75% of their total compensation for a Plan year and may change such percentage upon request. Participant contributions are made either on a before-tax and/or after-tax basis. Employee and their associated Company matching contribution are primarily recorded in the period that payroll withholdings are deducted from participants. Contributions are subject to certain limitations.
Effective August 1, 2014, the Plan was amended to allow participants to direct their Company matching funds to any investment fund option within the Plan. Previously, Company matching contributions were invested solely in a non-participant directed Employee Stock Ownership Plan (the ESOP Fund), which holds primarily Company stock (see Note 5). The ESOP Fund remains the default option for Company matching funds, if no other investment fund election is made by the participant. Participants may diversify their shares of stock in the ESOP Fund at any time to any of the investment funds available within the Plan.
Participants may suspend their savings plan contributions at any time and may designate one or more of several available funds within the Plan in which their contributions are to be invested. Investment elections may be changed at any time. Employees have the flexibility to invest their RIA contribution in any investment fund (except the Parker-Hannifin Common Stock Fund) offered by the Plan. The available investment funds are:

(a)
Parker-Hannifin Common Stock Fund (Company Stock Fund): Invested primarily in common shares of the Company purchased on the open market. The Plan restricts participants from investing more than 50% of their account balance in the Company Stock Fund.

(b)	Vanguard Institutional Index Fund: Invested in stocks which comprise the S&P 500 Index.

(c)	Vanguard Extended Market Index Fund: Invested primarily in the Standard & Poor’s Completion Index.

(d)
Vanguard Total Bond Market Index Fund: Invested in a sampling of assets in the Barclays Capital U.S. Aggregate Float Adjusted Index and maintains a dollar-weighted average maturity consistent with that of the index.

(e)
Vanguard Total International Stock Index Fund: This mutual fund employs an indexing investment approach designed to track the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.

(f)
Contract Income Fund: A separately managed fund invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage and other asset-backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. (See Note 6 for a further description of this fund.)

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan (cont'd)

(g)
PIMCO Total Return Portfolio: A managed account invested primarily in securities which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

(h)	BlackRock Inflation Protected Bond Fund: Invested primarily in inflation-indexed bonds issued by the U.S. and non-U.S. governments, their agencies, and non-U.S. corporations.

(i)
JPMorgan Analyst Large Cap Core Fund: A managed account with an objective of outperforming the S&P 500 Index by approximately 2% annualized over a market cycle; generally three to five year time frame.

(j)
Dodge and Cox International Stock Fund: Invested primarily in equity securities including common stocks, preferred stock, and convertible securities issued by well established non-U.S. companies from at least three different foreign countries, including emerging markets.

(k)
Fidelity Freedom K Funds: Twelve mutual funds designed to help participants diversify their assets based on their life cycle. The Freedom Funds are invested in equities, fixed income, and money markets based on the participant’s targeted retirement date. (These funds were liquidated and transferred to the equivalent Northern Trust Focus Funds effective February 1, 2014.)

(l)
Northern Trust Focus Funds: Eleven collective trust funds which provide a target retirement date investment option to help participants diversify their assets. The Focus Funds are invested in equities, inflation-sensitive securities and fixed income and US Government cash reserves. (These funds become available to participants effective February 1, 2014.)

(m)	Aberdeen Emerging Markets Fund: A diversified fund invested primarily in equity securities of emerging market country issuers.

(n)	Pyramis Small Company Commingled Pool: A fund invested primarily in equity securities of smaller, growing companies listed on national and regional exchanges.

(o)	RidgeWorth Mid-Cap Value Equity Trust: A fund invested in a value oriented portfolio of 60 to 80 stocks with emphasis on dividends, valuation and fundamentals.

(p)
GMO Global Equity Allocation Series Fund: A mutual fund which invests substantially all of its assets in the GMO Global Equity Allocation Fund. Normally, at least 80% of the fund's assets consist of equity investments.

Participant Accounts
The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

Parker-Hannifin Corporation Contributions
The Company generally contributes an amount equal to 100% of the first 3 percent of the before-tax participant contribution and an amount equal to 50% of the 4th percent and 5th percent of the participant’s contribution. The Company may also match after-tax participant contributions, but matches only 25% of the 4th percent and 5th percent of after-tax participant contributions. Company contributions match the before-tax contributions prior to the after-tax contributions.
Additionally, the Company makes a contribution every year in February to the participants' RIA accounts. The amount of the contribution relates to the prior year and is based on a formula taking into account the participant’s age and years of service.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan (cont'd)
Notes Receivable from Participants
The Plan has a loan provision which allows an active participant to borrow a minimum of five hundred dollars and up to the lesser of (a) 50% of their account balance or (b) fifty thousand dollars less the largest outstanding loan balance he/she had in the last 12 months. Participants may not borrow or withdraw any funds from their RIA account. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to 10 years for a residential loan. Some participant loans have interest rate and repayment terms that differ from the Plan’s loan provisions as some loans were included in the net assets of a plan transfer into the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
Contributions Receivable
A RIA contribution receivable of $26,890 and $23,160, reflecting the contribution earned by participants in 2014 and 2013 but paid in 2015 and 2014, was recorded at December 31, 2014 and 2013, respectively. For the year ended December 31, 2014 and 2013, the Plan also recorded receivables for Company matching and participants' contributions relating to plan years 2014 and 2013 but credited to participant's accounts during 2015 and 2014 in the amounts of $2,336 and $930 and $2,086 and $375, respectively.

3. Vesting, Withdrawals and Distributions
Participants are fully vested at all times, except for the RIA. After three years of service, employees are vested in their RIA and may withdraw their RIA money only after termination of employment. In general, a participant’s account is paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before-tax and/or after-tax contributions, subject to certain limitations and restrictions.
After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant’s designated beneficiary. The distribution may be deferred until the age of 70 1/2 if the participant’s account exceeds five thousand dollars. Distributions are made in the form of cash either in a single payment, quarterly installments, or by purchase of an annuity, except that amounts held in the Company Stock Fund and ESOP Fund may be distributed in the form of common shares. The Plan provides that mandatory or involuntary lump-sum distributions in an amount in excess of one thousand dollars but less than five thousand dollars shall only be made in the form of an automatic rollover IRA. Dividends received by the ESOP Fund are either paid to the participants quarterly or annually or reinvested quarterly, at the participants’ election.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

4. Investments

The following represents the fair value of investments held by the Plan at December 31, 2014 and 2013 (investments which exceed 5% of the Plan’s net assets in 2014 or 2013 are separately identified):

	2014	2013
Money Market Fund	$84	$72
Mutual Funds:
Vanguard Institutional Index Fund	294,032	254,654
Others	327,976	1,003,307
Common/Collective Funds	1,035,904	240,425
Contract Income Fund	488,505	525,587
Managed Accounts:
JPMorgan Analyst Large Cap Core Fund	309,681	290,465
Other Fund	146,402	143,845
Company Stock Fund	321,246	336,980
ESOP Fund	1,125,645	1,217,397
Total investments	$4,049,475	$4,012,732

The following table presents the investment income for the Plan for the years ended December 31, 2014 and 2013:

	2014	2013
Net appreciation (depreciation) in fair value of investments:
Mutual Funds	$12,489	$171,276
Common/Collective Funds	54,747	122,729
Managed Accounts	44,969	21,841
Company Stock Fund	8,362	124,698
ESOP Fund	(1,130)	420,169
Total net appreciation in fair value of investments	119,437	860,713
Interest and dividends	34,312	43,480
	$153,749	$904,193

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments at December 31, 2014 and 2013 is as follows:

	2014	2013
ESOP Fund	$1,125,645	$1,217,397

	Year ended December 31,
	2014	2013
Changes in Net Assets:
Employer contributions	$63,857	$62,691
Dividend and interest income	12,074	10,960
Net (depreciation) / appreciation	(1,130)	420,169
Transfers to other plan funds	(84,961)	(82,032)
Distributions to participants	(81,592)	(65,382)
	$(91,752)	$346,406
6. Contract Income Fund
The Contract Income Fund holds a portfolio of traditional, separate account and synthetic guaranteed investment contracts (GICs) and other short-term securities. All contracts are fully benefit-responsive.
As required by FASB Accounting Standards Codification (ASC) Topic No. 962, Plan Accounting—Defined Contribution Pension Plans, the Statements of Net Assets Available for Benefits presents the Plan’s investments at fair value within the Plan at December 31, 2014 and 2013 as well as the adjustment of the Contract Income Fund investments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
The average yields earned by the GICs are as follows:

	2014	2013
Average yield earned by entire fund	1.93%	1.90%
Return on plan assets for 12 months	1.96%	1.96%

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate of not less than 0%.
Constant duration synthetic GICs consist of a portfolio of securities and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant-directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

6. Contract Income Fund (cont'd)
The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.
Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan Administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable.

7. Fair Value Measurements

The following is a summary of the investments held by the Plan that were measured at fair value on a recurring basis at December 31, 2014.

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Fund	$84	$84	$—	$—
Mutual Funds
Vanguard Institutional Index Fund	294,032	294,032	—	—
Dodge and Cox International Stock Fund	138,987	138,987	—	—
BlackRock Inflation Protected Bond Fund	23,000	23,000	—	—
Vanguard Total Bond Market Index Fund	45,263	45,263	—	—
Vanguard Extended Market Index Fund	82,269	82,269	—	—
Vanguard Total International Stock Index Fund	20,281	20,281	—	—
Aberdeen Emerging Markets Fund	13,461	13,461	—	—
GMO Global Equity Allocation Series Fund	4,715	4,715	—	—
Common / Collective Funds
Northern Trust Focus Funds	793,642	—	793,642	—
Pyramis Small Company Commingled Pool	179,179	—	179,179	—
RidgeWorth Mid-Cap Value Equity Trust	63,083	—	63,083	—
Managed Accounts
JPMorgan Analyst Large Cap Core Fund	309,681	309,681	—	—
PIMCO Total Return Portfolio	146,402	—	146,402	—
Contract Income Fund
Short-Term Investment Fund	30,491	30,491	—	—
Traditional GICs	12,682	—	12,682	—
Separate Account GICs	47,873	—	47,873	—
Fixed Maturity Synthetic GICs	38,664	—	38,664	—
Constant Duration Synthetic GICs	358,795	—	358,795	—
Company Stock Fund	321,246	321,246	—	—
ESOP Fund	1,125,645	1,125,645	—	—
Total at December 31, 2014	$4,049,475	$2,409,155	$1,640,320	$—

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

7. Fair Value Measurements (cont'd)

A summary of the investments held by the Plan that were measured at fair value on a recurring basis at December 31, 2013 follows:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Fund	$72	$72	$—	$—
Mutual Funds
Fidelity Freedom K Funds	691,974	691,974	—	—
Vanguard Institutional Index Fund	254,654	254,654	—	—
Dodge and Cox International Stock Fund	141,027	141,027	—	—
BlackRock Inflation Protected Bond Fund	22,450	22,450	—	—
Vanguard Total Bond Market Index Fund	35,295	35,295	—	—
Vanguard Extended Market Index Fund	73,765	73,765	—	—
Vanguard Total International Stock Index Fund	21,440	21,440	—	—
Aberdeen Emerging Markets Fund	14,070	14,070	—	—
GMO Global Equity Allocation Series Fund	3,286	3,286	—	—
Common / Collective Funds
Pyramis Small Company Commingled Pool	187,337	—	187,337	—
RidgeWorth Mid-Cap Value Equity Trust	53,088	—	53,088	—
Managed Accounts
JPMorgan Analyst Large Cap Core Fund	290,465	290,465	—	—
PIMCO Total Return Portfolio	143,845	—	143,845	—
Contract Income Fund
Short-Term Investment Fund	31,273	31,273	—	—
Traditional GICs	15,151	—	15,151	—
Separate Account GICs	46,533	—	46,533	—
Fixed Maturity Synthetic GICs	40,720	—	40,720	—
Constant Duration Synthetic GICs	391,910	—	391,910	—
Company Stock Fund	336,980	336,980	—	—
ESOP Fund	1,217,397	1,217,397	—	—
Total at December 31, 2013	$4,012,732	$3,134,148	$878,584	$—

Refer to Note 2 for information on the above investments.
Fair values are transferred between levels of the fair value hierarchy when facts and circumstances indicate that a change in the method of estimating the fair value of a financial asset is warranted. At December 31, 2014 and 2013, there were no transfers between levels of the fair value hierarchy.
The following is a description of the valuation methodologies used to measure the fair values in the tables above. There have been no changes in the methodologies used to measure fair value at December 31, 2014 and 2013.

Money Market Fund, Mutual Funds, Company Stock Fund and ESOP Fund: Measured at fair value using quoted market prices.
Common / Collective Funds: Measured at fair value using the funds’ closing net asset values. The common / collective funds consist of common stocks and securities convertible into common stock. These investments can be redeemed daily and without any restrictions on the timing of the redemption. Redemption of the entire investment balance generally requires at least a 30-day notice. At December 31, 2014 and 2013, the Plan had no unfunded commitments related to these investments.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

7. Fair Value Measurements (cont'd)

Contract Income Fund: The short-term investment fund is measured at fair value using quoted market prices. Separate account GICs, fixed maturity synthetic GICs and constant duration synthetic GICs are measured at fair value as provided by FT Interactive, insurance company and the external investment manager based upon the contracts’ underlying securities. The underlying securities of separate account GICs primarily include fixed income securities consisting of government and corporate issued bonds and mortgage and asset-backed securities. The underlying securities of the fixed maturity synthetic GICs primarily include investments in commercial, mortgage and asset-backed securities, Freddie Mac and Fannie Mae securities, rate reduction bonds and GNMA project loans. The underlying securities of the constant duration synthetic GICs primarily include fixed income government bonds and asset and mortgage-backed securities index funds, some of which are held in collective trusts. The investments held in the collective trusts can be redeemed daily and without any restriction on the timing of the redemption. At December 31, 2014 and 2013, the Plan had no unfunded commitments related to the investments held in the collective trusts. The traditional GICs are measured at fair value by reference to third-party index rates for instruments with comparable durations.
PIMCO Total Return Portfolio: Measured at fair value using a net asset value per share. The account provides exposure to U. S. Government bonds, corporate bonds, foreign bonds and mortgage bonds. These investments can be redeemed daily and without any restrictions on the timing of the redemption. At December 31, 2014 and 2013, the Plan had no unfunded commitments related to these investments.
JPMorgan Analyst Large Cap Core Fund: Measured at fair value using quoted market prices. The fund holds equity securities, real estate investment trusts and cash (money market fund and collateral held for futures). At December 31, 2014 and 2013, the Plan had no unfunded commitments related to these investments.
The primary investment objective of all investment funds, except the Contract Income Fund, is to obtain a maximum total return and capital appreciation in an amount that at least equals various market-based benchmarks. The primary investment objective of the Contract Income Fund is to provide for a stable rate of return while preserving principal.

8. Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by letter dated August 1, 2014, that the terms of the Plan and related trust comply with applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter, the Plan has been amended to provide for various administrative and investment fund changes. The Plan Administrator believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

United States generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The Plan Administrator has concluded that as of December 31, 2014 and 2013, there were no uncertain tax positions taken or expected to be taken by the Plan. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

9. Plan Termination
Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, all participant accounts would become fully vested.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

10. Party-In-Interest
Certain investments that are held by the Plan are investment funds managed by Fidelity Management Trust Company (Fidelity) and Pyramis Global Advisors Trust Company, a Fidelity Investment Company. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
The Plan also holds shares of Parker-Hannifin Corporation common stock. Investment activity related to these shares qualify as party-in-interest transactions.

11. Plan Transfer
As a result of the Company's acquisitions, a qualified defined contribution plan was merged into the Plan during the plan year ended December 31, 2013. The value of the individual participant accounts did not change as a result of the transfer of assets to the Plan.

Net assets of the plan identified below were transferred to the Plan:

Plan Name	Merger Date	Net Assets Transferred
PGI 401(k) Retirement Plan	April 11, 2013	$9,798

12. Reconciliation of Financial Statements to Form 5500
Fully benefit-responsive GICs are recorded on the Form 5500 at fair value while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value. Notes receivable from participants are reported on the Form 5500 as participant loans and are considered to be plan investments while in the Plan’s financial statements they are classified as receivables from participants. On Form 5500, the Plan recorded the fair value of $93,497 for participant loans, less $2,870 for deemed distributions to participants, at December 31, 2014.

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2014
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Fidelity Investments	Money Market Fund	**	$84
	Vanguard Group, Inc.	Vanguard Institutional Index Fund	**	294,032
	Dodge & Cox	Dodge and Cox International Stock Fund	**	138,987
	Black Rock Advisors LLC	BlackRock Inflation Protected Bond Fund	**	23,000
	Vanguard Group, Inc.	Vanguard Total Bond Market Index Fund	**	45,263
	Vanguard Group, Inc.	Vanguard Extended Market Index Fund	**	82,269
	Vanguard Group, Inc.	Vanguard Total International Stock Index Fund - Institutional Shares	**	20,281
	Aberdeen Asset Management Inc.	Aberdeen Emerging Markets Fund	**	13,461
	GMO LLC	GMO Global Equity Allocation Series Fund	**	4,715
	Northern Trust Corporation	Northern Trust Focus Income Fund	**	20,730
	Northern Trust Corporation	Northern Trust Focus 2010 Fund	**	21,747
	Northern Trust Corporation	Northern Trust Focus 2015 Fund	**	83,536
	Northern Trust Corporation	Northern Trust Focus 2020 Fund	**	168,449
	Northern Trust Corporation	Northern Trust Focus 2025 Fund	**	166,062
	Northern Trust Corporation	Northern Trust Focus 2030 Fund	**	123,947
	Northern Trust Corporation	Northern Trust Focus 2035 Fund	**	81,460
	Northern Trust Corporation	Northern Trust Focus 2040 Fund	**	67,386
	Northern Trust Corporation	Northern Trust Focus 2045 Fund	**	25,091
	Northern Trust Corporation	Northern Trust Focus 2050 Fund	**	29,339
	Northern Trust Corporation	Northern Trust Focus 2055 Fund	**	5,895
*	Pyramis Global Advisors Trust Co.	Pyramis Small Company Commingled Pool	**	179,179
	RidgeWorth Investments	RidgeWorth Mid-Cap Value Equity Trust	**	63,083
	PIMCO Investments LLC	Short-Term Investment Funds	**	19,465
	PIMCO Investments LLC	PIMCO PRIV US GOVT SEC Fund, 3.12%, 08/01/2035	**	23,537
	PIMCO Investments LLC	PIMCO PRIV Real Return Bond SEC, 1.72%, 05/01/2024	**	18,795
	PIMCO Investments LLC	PIMCO PRIV Mortgage SEC Fund, 3.16%, 10/1/2019	**	37,487
	PIMCO Investments LLC	PIMCO PRIV High Yield SEC Fund, 8.12%, 11/1/21	**	3,054
	PIMCO Investments LLC	PIMCO PRIV Investment Grade CORP SEC, 5.15%, 1/01/2020	**	21,896
	PIMCO Investments LLC	PIMCO PRIV ABS Sector Fund, 1.89%, 2/1/2017	**	3,523
	PIMCO Investments LLC	PIMCO MUNI Sector Fund PORTF, 5.70%, 3/1/2022	**	1,627
	PIMCO Investments LLC	PIMCO PRIV EMERG MKT SECT, 5.12%, 11/1/2024	**	4,499
	PIMCO Investments LLC	PIMCO PRIV INTL Sector Fund, 1.58%, 7/1/2017	**	12,519
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ABBOTT LABORATORIES; 69,816 SHARES	**	3,273
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ADOBE SYSTEMS INC; 49,554 SHARES	**	3,846
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AETNA INC; 15,500 SHARES	**	1,613

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2014
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALCOA INC; 178,348 SHARES	**	2,420
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALEXION PHARMACEUTICALS INC; 10,499 SHARES	**	1,857
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALLIANCE DATA SYSTEMS CORP; 4,593 SHARES	**	1,305
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AMAZON.COM INC; 4,338 SHARES	**	1,608
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AMERICAN INTERNATIONAL GROUP; 44,007 SHAREES	**	2,439
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AMERICAN TOWER CORP; 9,948 SHARES	**	937
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ANADARKO PETROLEUM CORP; 29,013 SHARES	**	2,283
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	APPLE INC; 105,862 SHARES	**	13,083
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AUTOZONE INC; 1,522 SHARES	**	996
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AXIALL CORP; 10,162 SHARES	**	471
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BB&T CORP; 41,925 SHARES	**	1,631
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BAKER HUGHES INC; 18,746 SHARES	**	1,107
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BANK OF AMERICA CORP; 360,065 SHARES	**	5,811
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BEST BUY CO INC; 40,440 SHARES	**	1,639
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BIOGEN IDEC INC; 11,549 SHARES	**	4,774
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BOSTON SCIENTIFIC CORP; 135,047 SHARES	**	2,243
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BRISTOL-MYERS SQUIBB CO; 73,932 SHARES	**	4,944
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BROADCOM CORP-CL A; 35,651 SHARES	**	1,578
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CBS CORP-CLASS B NON VOTING; 15,374 SHARES	**	939
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CMS ENERGY CORP; 3,500 SHARES	**	117
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CVS HEALTH CORP; 19,076 SHARES	**	1,970
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CANADIAN PACIFIC RAILWAY LTD; 5,600 SHARES	**	1,035
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CELGENE CORP; 29,926 SHARES	**	3,523
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CENTERPOINT ENERGY INC; 51,753 SHARES	**	1,063
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CHARTER COMMUNICATION-A; 9,384 SHARES	**	1,794

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2014
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CHEVRON CORP; 20,923 SHARES	**	2,126
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CITIGROUP INC; 105,923 SHARES	**	5,671
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	COCA-COLA CO/THE; 46,855 SHARES	**	1,885
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	COGNIZANT TECH SOLUTIONS-A; 44,502 SHARES	**	2,721
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	COMCAST CORP-CLASS A; 57,146 SHARES	**	3,374
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CONCHO RESOURCES INC; 6,012 SHARES	**	634
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CONSTELLATION BRANDS INC-A; 13,562 SHARES	**	1,579
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	COSTCO WHOLESALE CORP; 16,203 SHARES	**	2,419
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CROWN HOLDINGS INC; 33,210 SHARES	**	1,665
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CUMMINS INC; 12,954 SHARES	**	1,804
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DISH NETWORK CORP-A; 27,071 SHARES	**	1,998
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DU PONT (E.I.) DE NEMOURS; 42,600 SHARES	**	3,429
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EOG RESOURCES INC; 10,376 SHARES	**	886
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EQT CORP; 12,850 SHARES	**	980
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EAST WEST BANCORP INC; 19,933 SHARES	**	811
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EDISON INTERNATIONAL; 21,291 SHARES	**	1,338
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EXELON CORP; 38,439 SHARES	**	1,245
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EXXON MOBIL CORP; 30,840 SHARES	**	2,587
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FACEBOOK INC-A; 70,206 SHARES	**	5,480
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FIDELITY NATIONAL INFORMATION; 19,649 SHARES	**	1,288
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FLUOR CORP; 45,253 SHARES	**	2,575
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FORTUNE BRANDS HOME & SECURITY; 26,256 SHARES	**	1,182
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	GENERAL MOTORS CO; 59,511 SHARES	**	2,283
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	GILEAD SCIENCES INC; 11,659 SHARES	**	1,161
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	GOOGLE INC-CL A; 1,987 SHARES	**	1,099

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2014
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	GOOGLE INC-CL C; 11,393 SHARES	**	6,236
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HALLIBURTON CO; 50,087 SHARES	**	2,022
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HARMAN INTERNATIONAL; 13,143 SHARES	**	1,712
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HERSHEY CO/THE; 11,782 SHARES	**	1,182
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HONEYWELL INTERNATIONAL INC; 41,039 SHARES	**	4,152
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HUMANA INC; 14,277 SHARES	**	2,377
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	JOHNSON & JOHNSON; 47,530 SHARES	**	4,715
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	JOHNSON CONTROLS INC; 31,172 SHARES	**	1,530
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	KLA-TENCOR CORP; 25,066 SHARES	**	1,522
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	L-3 COMMUNICATIONS HOLDINGS; 13,511 SHARES	**	1,696
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	LAM RESEARCH CORP; 40,119 SHARES	**	3,166
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ESTEE LAUDER COMPANIES-CL A; 10,501 SHARES	**	848
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	LOWE'S COS INC; 93,272 SHARES	**	6,917
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	LULULEMON ATHLETICA INC; 8,815 SHARES	**	556
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MARATHON OIL CORP; 58,913 SHARES	**	1,519
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MARATHON PETROLEUM CORP; 11,960 SHARES	**	1,151
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MASCO CORP; 36,801 SHARES	**	974
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MCKESSON CORP; 16,605 SHARES	**	3,734
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MERCK & CO. INC.; 44,235 SHARES	**	2,506
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	METLIFE INC; 52,956 SHARES	**	2,719
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MICROSOFT CORP; 167,416 SHARES	**	6,928
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MICRON TECHNOLOGY INC; 20,000 SHARES	**	574
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MONDELEZ INTERNATIONAL INC-A; 49,467 SHARES	**	1,707
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MORGAN STANLEY; 123,773 SHARES	**	4,499
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MOSAIC CO/THE; 59,686 SHARES	**	2,810

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2014
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NEXTERA ENERGY INC; 25,918 SHARES	**	2,628
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NISOURCE INC; 25,690 SHARES	**	1,059
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	OCCIDENTAL PETROLEUM CORP; 43,134 SHARES	**	3,173
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ORACLE CORP; 22,341 SHARES	**	947
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	P G & E CORP; 24,553 SHARES	**	1,272
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PVH CORP; 7,615 SHARES	**	741
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PACCAR INC; 60,138 SHARES	**	3,712
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PALL CORP; 9,563 SHARES	**	953
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PEPSICO INC; 34,087 SHARES	**	3,237
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PFIZER INC; 128,729 SHARES	**	4,377
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PHILIP MORRIS INTERNATIONAL; 34,604 SHARES	**	2,687
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PHILLIPS 66; 10,686 SHARES	**	798
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PIONEER NATURAL RESOURCES CO; 6,942 SHARES	**	1,074
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PROCTER & GAMBLE CO/THE; 57,953 SHARES	**	4,742
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PROLOGIS INC; 46,969 SHARES	**	1,994
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PULTEGROUP INC; 47,017 SHARES	**	993
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	QUALCOMM INC; 12,455 SHARES	**	863
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	RALPH LAUREN CORP; 9,217 SHARES	**	1,198
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SPX CORP; 9,780 SHARES	**	821
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SVB FINANCIAL GROUP; 9,235 SHARES	**	1,162
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SCHLUMBERGER LTD; 11,458 SHARES	**	930
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SCHWAB (CHARLES) CORP; 93,621 SHARES	**	2,840
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SIMON PROPERTY GROUP INC; 9,342 SHARES	**	1,719
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	STARBUCKS CORP; 44,375 SHARES	**	4,140
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	STATE STREET CORP; 29,487 SHARES	**	2,165

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2014
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TJX COMPANIES INC; 29,964 SHARES	**	2,037
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TIFFANY & CO; 13,362 SHARES	**	1,146
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TIME WARNER INC; 31,049 SHARES	**	2,622
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TIME WARNER CABLE; 4,877 SHARES	**	759
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TOLL BROTHERS INC; 18,149 SHARES	**	685
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TWENTY-FIRST CENTURY FOX-A; 105,109 SHARES	**	3,592
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNION PACIFIC CORP; 30,801 SHARES	**	3,544
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNITED CONTINENTAL HOLDINGS; 38,696 SHARES	**	2,615
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNITED STATES STEEL CORP; 19,596 SHARES	**	427
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNITED TECHNOLOGIES CORP; 51,229 SHARES	**	6,083
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNITEDHEALTH GROUP INC; 41,001 SHARES	**	4,741
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VERIZON COMMUNICATIONS INC; 63,998 SHARES	**	3,126
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VERTEX PHARMACEUTICALS INC; 14,429 SHARES	**	1,789
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VISA INC-CLASS A SHARES; 16,710 SHARES	**	4,429
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	WELLS FARGO & CO; 119,167 SHARES	**	6,595
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	XCEL ENERGY INC; 34,556 SHARES	**	1,177
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ACCENTURE PLC-CL A; 35,979 SHARES	**	3,161
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EATON CORP PLC; 51,480 SHARES	**	3,459
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FREESCALE SEMICONDUCTOR LTD; 24,605 SHARES	**	1,047
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	WEATHERFORD INTERNATIONAL PL; 44,792 SHARES	**	528
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	INVESCO LTD; 52,530 SHARES	**	2,121
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	XL GROUP PLC; 22,300 SHARES	**	811
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ACE LTD; 21,009 SHARES	**	2,348
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TE CONNECTIVITY LTD; 12,200 SHARES	**	867
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ROYAL CARIBBEAN CRUISES LTD; 15,567 SHARES	**	1,207

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2014
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AVAGO TECHNOLOGIES LTD; 47,811 SHARES	**	5,976
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CASH HELD IN MONEY MARKET AND FUTURES ACCOUNTS	**	2,293
*	Fidelity Investments	Short-Term Investment Fund 100-31-GDPH GOVT MM Portfolio, 0.01%	**	30,491
	Metropolitan Life Insurance Co.	Traditional GIC - GAC 32945	**	7,655
	Prudential Financial Inc.	Traditional GIC - GA 63033	**	5,027
	New York Life	Separate Account GIC - GA 29012	**	47,873
	Prudential Financial Inc.	Pru Core Conservative Intermediate Bond Fund	**	117,860
	RGA Investment Advisors	MFB NTGI-QM COLTV Daily 1-5 YR CR BD Index Fund	**	9,997
	RGA Investment Advisors	MFB NT Collective Long-Term GOVT Bond Index Fund	**	1,380
	RGA Investment Advisors	NT Collective Short-Term GOVT Bond Index FD	**	7,582
	RGA Investment Advisors	MFB NT Collective 1-10 YR INTERM GOVT Bond Index Fund	**	4,827
	RGA Investment Advisors	MFB NT Collective Asset-Backed SEC Bond Index Fund	**	13,781
	RGA Investment Advisors	MFB NT Collective COMM MORT-Backed SEC Index Fund	**	1,723
	RGA Investment Advisors	MFB NT COLTV MTG-Backed SEC Index Fund	**	15,854
	RGA Investment Advisors	NT Collective 1-10 YR INTERM Credit Bond IDX Fund	**	13,792
	Transamerica Premier Life Insurance Company	MFB NTGI-QM Collective Daily 1-5 YR CR BD Index Fund	**	17,431
	Transamerica Premier Life Insurance Company	MFB NT Collective Long-Term GOVT Bond Index Fund	**	2,405
	Transamerica Premier Life Insurance Company	NT Collective Short-Term GOVT Bond Index Fund	**	13,220
	Transamerica Premier Life Insurance Company	MFB NT Collective 1-10 YR INTERM GOVT Bond Index Fund	**	8,420
	Transamerica Premier Life Insurance Company	MFB NT Collective Asset-Back Securities Bond Index Fund	**	24,029
	Transamerica Premier Life Insurance Company	MFB NT Collective Comm MTG-Backed Securities Index Fund	**	3,005
	Transamerica Premier Life Insurance Company	MFB NT COLTV MTG-Backed SEC Index Fund	**	27,656
	Transamerica Premier Life Insurance Company	NT Collective 1-10 YR INTERM Credit Bond IDX Fund	**	24,049
	Voya Investment Mgmt LLC	Voya Dedicated Multi-Sector SV Trust Fund CL 1	**	51,784
	American General Life	Cash	**	1,297
	American General Life	CCCIT 2013-A3 A3, 1.11%, 7/22/2016	**	1,108
	American General Life	CMRS 2014-A A1, 1.33%, 11/1/2019	**	501
	American General Life	CNP 2012-1 A1, 0.90%, 4/17/2017	**	1,516
	American General Life	CHAIT 2012-A3 A3, 0.79%, 6/15/2015	**	1,127
	American General Life	CHAIT 2014-A1 A, 1.15%, 1/17/2017	**	900

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2014
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	American General Life	FHR 2668 AZ, 4.0%, 8/15/2018	**	745
	American General Life	FHR 3722 AH, 2.25%, 5/15/2020	**	1,071
	American General Life	FHR 3893 HC, 3.0%, 2/18/2020	**	813
	American General Life	FHR 3896 CH, 3.0%, 12/17/2018	**	816
	American General Life	FHR 4002 DB, 2.0%, 7/15/2021	**	590
	American General Life	FHR 3760 DG, 3.50%, 3/15/2018	**	1,229
	American General Life	FITAT 2013-1 A3, 0.88%, 7/15/2016	**	852
	American General Life	FNR 2010-29 PA, 4.50%, 3/27/2017	**	541
	American General Life	FNR 2011-106 LE, 3.0%, 1/25/2018	**	745
	American General Life	FNR 2011-36 QC, 3.0%, 3/25/2019	**	860
	American General Life	FNR 2011-5 UD, 2.00%, 11/25/2020	**	1,300
	American General Life	FNR 2011-76 A, 3.50%, 10/25/2018	**	703
	American General Life	FNR 2012-31 AD, 1.75%, 2/25/2020	**	985
	American General Life	GNR 2010-87 NE, 3.0%, 1/22/2019	**	616
	American General Life	GNR 2011-17 JA, 4.0%, 7/22/2019	**	628
	American General Life	GNR 2011-45 LG, 3.25%, 7/20/2021	**	930
	American General Life	GNR 2012-38 TE, 1.50%, 7/16/2019	**	993
	American General Life	GNR 2012-38 TA, 1.0%, 7/16/2019	**	929
	American General Life	GNR 2010-104 NG, 3.0%, 6/20/2019	**	554
	American General Life	GNR 2013-127 A, 2.0%, 4/16/2020	**	975
	American General Life	GNR 2013-193 A, 2.0%, 7/16/2019	**	1,944
	American General Life	GSMS 2013-GC13 A1, 1.21%, 4/10/2018	**	1,060
	American General Life	HART 2013-B A3, 0.71%, 5/16/2016	**	1,001
	American General Life	JDOT 2013-B A3, 0.87%, 10/17/2016	**	1,403
	American General Life	JPMBB 2013-C12 A1, 1.08%, 5/15/2018	**	933
	American General Life	JPMBB 2013-C14 A1, 1.26%, 7/16/2018	**	779
	American General Life	JPMCC 2005-LDP4 A4, 4.92%, 8/17/2015	**	844
	American General Life	MSBAM 2014-C15 A1, 1.31%, 1/15/2019	**	1,249
	American General Life	MSBAM 2013-C13 A1, 1.12%, 11/15/2018	**	1,680
	American General Life	BACM 2006-2 A4, 5.73%, 5/10/2016	**	1,203
	American General Life	T 0 1/4 05/15/16, 0.25%, 5/16/2016	**	652
	American General Life	T 0 5/8 10/15/16, 0.63%, 10/17/2016	**	1,464
	American General Life	VALET 2013-2 A3, 0.70%, 5/22/2017	**	898
	American General Life	VWALT 2013-A A2A, 0.63%, 3/20/2015	**	230
*	Parker-Hannifin Corporation	Company Stock Fund (2,461,178 shares)	**	321,246
*	ESOP Fund	Parker-Hannifin Corporation common stock (8,621,892 shares)	$195,695	1,125,645
*	Participant Loans	Participant Loans - 3.25% - 9.50%, maturing through 2025	**	93,497
	Total		$195,695	$4,142,972
	* Denotes Party-in-Interest
	** Cost information is not required for participant-directed investments

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKER RETIREMENT SAVINGS PLAN

BY:	Parker-Hannifin Corporation,
Plan Administrator

BY:	/s/ Jon P. Marten
Jon P. Marten
Executive Vice President-Finance & Administration and Chief Financial Officer
Parker-Hannifin Corporation,
Plan Administrator
June 17, 2015

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-130123 and 333-186733) of Parker-Hannifin Corporation of our report dated June 17, 2015, relating to our audit of the financial statements and supplement schedule of the Parker Retirement Savings Plan which appears in this Annual Report on Form 11-K of the Parker Retirement Savings Plan for the year ended December 31, 2014.
/s/ McGladrey LLP
Cleveland, Ohio
June 17, 2015